ADVANCED HUMAN IMAGING, INC.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

October 29, 2021

Megan Akst

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Human Imaging, Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 19, 2021
File No. 333-259090

Dear Mr. Bosanac:

By letter dated October 26, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Advanced Human Imaging, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on October 19, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Form F-1 filed October 19, 2021

The Offering, page 16

1.	Please revise the summary to disclose that you will use the proceeds from this offering to pay Ferghana Securities Inc. $100,000.

Response: We have revised our disclosure accordingly.

Capitalization and Indebtedness, page 40

2.	Please supplementally provide us with a reconciliation of the change in pro forma as adjusted cash and cash equivalents, issued capital and total shareholders' equity. Ensure that the net proceeds used reconciles to the $12,968,347 net proceeds disclosed throughout the filing and that the second third point disclosure supports this change.

Response: We have revised our disclosure accordingly. We have ensured that the net proceeds used reconciles to the $12,968,347 net proceeds disclosed throughout the filing. Please see reconciliation of the change in pro forma as adjusted cash and cash equivalents, issued capital and total shareholders' equity in Exhibit A attached hereto.

Dilution, page 41

3.	Please provide us with the calculation that supports the net tangible book value after the offering of A$20,211,262 as of June 30, 2021.

Response:

The net tangible book value after the offering has been revised. Please see Exhibit B attached for the calculation that supports the updated net tangible book value after the offering.

4.	Please provide us with the calculation that supports the $2,395,833 associated with a $1 increase in the assumed initial public offering price on page 42.

Response:

We have revised our disclosure associated with the $1 increase in the assumed initial public offering price. Please see Exhibit C attached with the calculation that supports our updated disclosure associated with the $1 increase in the assumed initial public offering price on page 42.

Management Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 46

5.	Please revise to clarify the amount of funding that will be required in order to operate for the next 12 months

Response:

We have revised our disclosure accordingly.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-3

6.	Revise to break out the June 30, 2020 primary revenue of $139,492 by Software Development kits per user or per scan, consistent with your revenue classification at June 30, 2021.

Response:

The $139,492 in revenue was related to an agreement with Wellteq Australia Pty Ltd. Such revenue was generated pursuant to this agreement which was terminated on May 19, 2020. Accordingly, there is no break out to provide because such revenue was not derived by Software Development kits per user or per scan. Instead, the contract with Wellteq was a set monthly fee outside of our usual SDK pricing model and therefore recorded on our financial statements as a “Recurrin revenue – per month”.

Consent of Independent Registered Public Accounting Firm, page Ex.23.1

7.	Please have your auditors revise their consent to refer to the correct date on their audit report of September 30, 2021.

Response:

The auditors consent has been revised to refer to the correct date on their audit report of September 30, 2021.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Vlado Bosanac

Chief Executive Officer

Advanced Human Imaging, Inc.

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

Exhibit A

Exhibit B

Exhibit C